UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DECLARATION OF INTEREST ON CAPITAL

Telefônica Brasil S.A. (“Company”) communicates to the Shareholders that, at the meeting held on April 15, 2021, the Company’s Board of Directors resolved on the payment of Interest on Capital (“IoC”) for the fiscal year 2021, pursuant to Article 26 of the Company's Bylaws, Article 9 of Law 9,249/95 and CVM Resolution 683/2012, in the gross amount of two hundred and eighty million reais (R$280,000,000.00), withholding income tax at the rate of 15%, resulting in a net amount of two hundred and thirty-eight million reais (R$238,000,000.00), based on the balance sheet of March 31, 2021. The amount per share is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	4/15/2021	4/30/2021	0.16611398457	0.02491709768	0.14119688689

As established in article 26 of the Company’s Bylaws, said interest will be considered as part of the mandatory minimum dividends for the fiscal year 2021, subject to approval by the General Shareholders' Meeting to be held in 2022.

The amount of interest on capital per share described in the table above may be adjusted in the future, until April 30, 2021, due to possible acquisitions of shares under the Company's Share Buyback Program.

The interest on capital will be paid individually to each shareholder, based on the shareholding position in the Company's records at the end of April 30, 2021. After this date, the shares will be traded “ex-interest on capital.” The interest on capital will be paid by July 31, 2022, and the Company’s Executive Board is responsible for fixing the exact date.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.001.5881-4

Shareholders who are immune to or exempt from income tax, in accordance with the current legislation, must prove such conditions by May 5, 2021 to the Shares and Custody Department of Banco Bradesco S.A., the depositary institution of the Company’s book-entry shares, located at Cidade de Deus, s/n, Prédio Amarelo Velho, sub-solo – Vila Yara – Zip Code: 06029-900, in the city of Osasco, São Paulo state.

São Paulo, April 15, 2021.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil - Investor Relations Phone: +55 11 3430 3687 Email: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 15, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director